UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

OmniAb, Inc.

(Name of Issuer)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

68218J103

(CUSIP Number)

Avista Capital Partners

65 East 55th Street, 18th Floor

New York, NY 10022

Tel No. (212) 603-5500

ATTN: Ben Silbert, Esq.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 9, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSON Avista Acquisition LP II I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (1)
14.	TYPE OF REPORTING PERSON PN

(1)	See Item 5.

1.	NAME OF REPORTING PERSON Avista Acquisition GP LLC II I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (1)
14.	TYPE OF REPORTING PERSON OO

(1)	See Item 5.

1.	NAME OF REPORTING PERSON Avista Capital Partners V, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 12,507,598 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 12,507,598 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,507,598
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% (1)
14.	TYPE OF REPORTING PERSON PN

(1)	See Item 5.

1.	NAME OF REPORTING PERSON Avista Capital Partners (Offshore) V, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 14,655,825 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 14,655,825 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,655,825
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.6% (1)
14.	TYPE OF REPORTING PERSON PN

(1)	See Item 5.

1.	NAME OF REPORTING PERSON Avista Capital Partners V GP, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 27,163,423 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 27,163,423 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,163,423
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.5% (1)
14.	TYPE OF REPORTING PERSON PN

(1)	See Item 5.

1.	NAME OF REPORTING PERSON Avista Capital Managing Member V, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 27,163,423 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 27,163,423 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,163,423
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.5% (1)
14.	TYPE OF REPORTING PERSON OO

(1)	See Item 5.

1.	NAME OF REPORTING PERSON Thompson Dean I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 27,325,272 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 27,325,272 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,325,272
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.6% (1)
14.	TYPE OF REPORTING PERSON IN

(1)	See Item 5.

1.	NAME OF REPORTING PERSON David Burgstahler I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 27,325,272 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 27,325,272 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,325,272
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.6% (1)
14.	TYPE OF REPORTING PERSON IN

(1)	See Item 5.

AMENDMENT NO. 1 TO SCHEDULE 13D

Explanatory Note

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission by the Reporting Persons on November 14, 2022 (the “Schedule 13D”) relating to the shares of common stock, $0.0001 par value per share (the “common stock”), of OmniAb, Inc. (f/k/a Avista Public Acquisition Corp. II (“Avista”)) (the “Issuer” or, “Company”). Capitalized terms used herein but not defined shall have the same meanings as are ascribed to such terms in the Schedule 13D.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated to read as follows:

This Schedule 13D is being filed jointly by the following persons or entities (collectively, the “Reporting Persons” and each individually a “Reporting Person”):

1.	Avista Acquisition LP II, a Cayman Islands limited partnership (“Avista Sponsor”);

2.	Avista Acquisition GP LLC II, a Cayman Islands limited liability company (“Avista Sponsor GP”);

3.	Avista Capital Partners V, L.P., a Delaware limited partnership (“ACP V Onshore”);

4.	Avista Capital Partners (Offshore) V, L.P., a Bermuda limited partnership (“ACP V Offshore”);

5.	Avista Capital Partners V GP, L.P., a Delaware limited partnership (“ACP V GP”);

6.	Avista Capital Managing Member V, LLC, a Delaware limited liability company (“ACP Managing Member”);

7.	Thompson Dean, a United States citizen; and

8.	David Burgstahler, a United States citizen.

Avista Sponsor GP is the general partner of Avista Sponsor.

ACP V Onshore is a limited partner of Avista Sponsor.

ACP V Offshore is a limited partner of Avista Sponsor.

ACP V GP is the general partner of each of ACP V Onshore and ACP V Offshore.

ACP Managing Member is the general partner of ACP V GP.

Mr. Dean and Mr. Burgstahler are the managing members of Avista Sponsor GP and Avista Managing Member.

The principal business of Avista Sponsor and Avista Sponsor GP is that of holding companies. The principal business of ACP V Onshore and ACP V Offshore is to acquire, hold and dispose of interests in various companies, including the Issuer, for investment purposes and to take all actions incident thereto. The principal business of ACP V GP is to serve as general partner or managing member to various limited partnership and limited liability companies, including ACP V Onshore and ACP V Offshore. The principal business of ACP Managing Member is to be serve as general partner to ACP V GP. The principal employment of Mr. Burgstahler is Managing Partner and Chief Executive Officer of Avista Capital Holdings L.P. The principal employment of Mr. Dean is Chairman of Avista Capital Holdings L.P.

The address of the principal business office of the Reporting Persons is 65 East 55th Street, 18th Floor, New York, NY 10022.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), a joint filing agreement among the Reporting Persons is attached as Exhibit 99.1 to this Schedule 13D and incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by adding the two following paragraphs after the fourth paragraph:

On December 1, 2022, the Issuer granted 161,849 stock options to Joshua Tamaroff, an affiliate of the Reporting Persons, in his capacity as a director of the Issuer, who has assigned all rights, title and interest in such stock options to an affiliate of the Reporting Persons controlled by Mr. Dean and Mr. Burgstahler.

On December 9, 2022, in connection with the liquidation and dissolution of Avista Sponsor and Avista Sponsor GP, Avista Sponsor distributed all of its assets, consisting solely of securities of the Issuer, pro rata for no consideration to its limited partners, ACP V Onshore and ACP V Offshore (the “Sponsor Liquidating Distribution”). As a result of the Sponsor Liquidating Distribution and their subsequent dissolution, Avista Sponsor and Avista Sponsor GP will no longer hold, directly or indirectly, any securities in the Issuer. ACP V Onshore directly holds 7,283,484 share of common stock and 5,224,114 Warrants and ACP V Offshore directly holds 8,534,450 shares of common stock and 6,121,375 Warrants.

Item 5. Interest in the Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated to read as follows:

The information set forth or incorporated by reference in Items 2, 3 and 6 of this Schedule 13D is incorporated by reference in this Item 5.

(a) The aggregate number of shares of common stock and the percentage of total outstanding common stock beneficially owned by the Reporting Persons is set forth below. References to percentage ownerships of common stock in this Schedule 13D are based upon the 114,820,859 shares of common stock outstanding stated to be outstanding as of November 1, 2022 in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2022, plus 11,345,489 shares of common stock issuable upon the exercise of an aggregate of 11,345,489 Warrants held by the Reporting Persons and 161,849 shares of common stock issuable upon exercise of an aggregate of 161,849 stock options held by the Reporting Persons.

As of December 9, 2022, the Reporting Persons beneficially owned an aggregate of 27,325,272 shares of common stock (comprised of (i) 7,283,484 shares of common stock and 5,224,114 Warrants directly held by ACP V Onshore, (ii) 8,534,450 shares of common stock and 6,121,375 Warrants directly held by ACP V Offshore and 161,849 stock options issued to Joshua Tamaroff who has subsequently assigned all rights, title and interest in such stock options to an affiliate of the Reporting Persons controlled by Mr. Dean and Mr. Burgstahler), which represents 21.6% of the outstanding common stock, calculated in accordance with Rule 13d-3 under the Securities Act. The filing of this Schedule 13D shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other Reporting Person.

Avista Sponsor and Avista Sponsor GP do not hold, directly or indirectly, any common stock.

ACP V Onshore may be deemed to beneficially own 12,507,598 shares of common stock, consisting of 7,283,484 shares of common stock and 5,224,114 Warrants, which represents approximately 9.9% of the outstanding shares of common stock calculated in accordance with Rule 13d-3 under the Securities Act.

ACP V Offshore may be deemed to beneficially own 14,655,825 shares of common stock, consisting of 8,534,450 shares of common stock and 6,121,375 Warrants, which represents approximately 11.6% of the outstanding shares of common stock calculated in accordance with Rule 13d-3 under the Securities Act.

ACP V GP, as the general partner of each of ACP V Onshore and ACP V Offshore, may be deemed to beneficially own 27,163,423 shares of common stock, consisting of 15,817,934 shares of common stock and 11,345,489 Warrants, which represents approximately 21.5% of the outstanding shares of common stock calculated in accordance with Rule 13d-3 under the Securities Act.

ACP Managing Member, as the general partner of ACP V GP, may be deemed to beneficially own 27,325,272 shares of common stock, consisting of 15,817,934 shares of common stock and 11,345,489 Warrants, which represents approximately 21.5% of the outstanding shares of common stock calculated in accordance with Rule 13d-3 under the Securities Act.

Each of Mr. Dean and Mr. Burgstahler, as the managing members of ACP Managing Member, may be deemed to beneficially own 27,325,272 shares of common stock, consisting of 15,817,934 shares of common stock, 11,345,489 Warrants and 161,849 stock options, which represents approximately 21.6% of the outstanding shares of common stock calculated in accordance with Rule 13d-3 under the Securities Act.

(b) The number of shares of common stock as to which each of the Reporting Persons has sole or shared power to vote, direct the vote, dispose or direct the disposition are as set forth in rows seven through ten of the cover pages hereof.

(c) Other than as disclosed in this Schedule 13D, the Reporting Persons have not effected any transactions in shares of common stock during the past 60 days.

(d) Under certain circumstances, partners or members of the Reporting Persons, as applicable, could have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of common stock owned by such Reporting Persons.

(e) On December 9, 2022, each of Avista Sponsor and Avista Sponsor GP ceased to be the beneficial owner of more than 5% of the outstanding common stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following first paragraph after the second paragraph, and the following second paragraph after the sixth paragraph:

In connection with the Sponsor Liquidating Distribution, each of ACP V Onshore and ACP V Offshore provided to the Issuer an agreement stating that they will each be bound by the transfer restrictions described above.

In connection with the Sponsor Liquidating Distribution, each of ACP V Onshore and ACP V Offshore entered into a joinder agreement to the Sponsor Insider Agreement. As of December 9, 2022 ACP V Onshore holds 595,508 Sponsor Earnout Shares and ACP V Offshore holds 697,791 Sponsor Earnout Shares.

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement, dated December 13, 2022, by and among Avista Acquisition LP II, Avista Acquisition GP LLC II, Avista Capital Partners V, L.P., Avista Capital Partners (Offshore) V, L.P., Avista Capital Partners V GP, L.P., Avista Capital Managing Member V, LLC, David Burgstahler and Thompson Dean (filed herewith)

99.2	Power of Attorney - Avista Capital Partners V, L.P., Avista Capital Partners (Offshore) V, L.P., Avista Capital Partners V GP, L.P. and Avista Capital Managing Member V, LLC (incorporated by reference to Exhibit 24.1 of the Form 4 filed by the Reporting Persons on December 13, 2022 in respect of the Issuer)

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 13, 2022	AVISTA ACQUISITION LP II
By its general partner, Avista Acquisition GP LLC II
/s/ Ben Silbert
Name: Ben Silbert
Title: Attorney-in-fact

Avista Acquisition GP LLC II
/s/ Ben Silbert
Name: Ben Silbert
Title: Attorney-in-fact

Thompson Dean
/s/ Ben Silbert
Name: Ben Silbert
Title: Attorney-in-Fact for Thompson Dean

David Burgstahler
/s/ Ben Silbert
Name: Ben Silbert
Title: Attorney-in-Fact for David Burgstahler

Avista Capital Partners V, L.P.
By its general partner, Avista Capital Partners V GP, L.P.
By its general partner, Avista Capital Managing Member V, LLC
/s/ Ben Silbert
Name: Ben Silbert
Title: Attorney-in-fact

Avista Capital Partners (Offshore) V, L.P.
By its general partner, Avista Capital Partners V GP, L.P.
By its general partner, Avista Capital Managing Member V, LLC
/s/ Ben Silbert
Name: Ben Silbert
Title: Attorney-in-Fact\

Avista Capital Partners V GP, L.P.
By its general partner, Avista Capital Managing Member V, LLC
/s/ Ben Silbert
Name: Ben Silbert
Title: Attorney-in-Fact

Avista Capital Managing Member V, LLC
/s/ Ben Silbert
Name: Ben Silbert
Title: Attorney-in-fact